SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI CONTACTLESS READER SOLUTION RECEIVES CERTIFICATION FOR VISA CONTACTLESS PAYMENT PROGRAM

Saturn 5000 Contactless Reader Receives Approval By Major Contactless Payment Programs in the US

Fort Lee, NJ – July 18, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that its Saturn 5000 contactless reader has received certification from Visa USA to support its contactless payment program. The Saturn 5000 has already received certification by major US financial institutions.

Visa along with MasterCard and American Express have already announced that they are in different stages of implementation for contactless payment programs. Recently 7-Eleven, CVS, and others have announced plans to deploy contactless readers in test markets nationwide.

The Saturn 5000 is designed to allow quick upgrades of existing POS terminals to accept contactless payments, with the reader facing the customer for easier payment experience. The Saturn 5000 can support multiple payment applications and is currently compatible with the major POS terminal providers and acquirers. Supporting the major contactless payment programs, the software integrated in the Saturn 5000 can read a variety of sources including credit cards and key fobs. OTI also offers OEM solutions that can be integrated into payment terminals.

“The Visa contactless payment program certification for the Saturn 5000 and recent advancements in contactless payments in the US demonstrate the great growth potential in this market,” said Oded Bashan, President and CEO of OTI. “The Saturn 5000 multi-approval status combined with its small counter space “footprint” makes it an attractive solution to merchants accepting contactless payments.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communications	5W Public Relations	PMH Group
201 944 5200 ext. 111	212 999 5585	212 496 7238
galit@otiglobal.com	ahandelsman@5wpr.com	pmhgroupinc@aol.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: July 18th, 2005